

May 26, 2015

Via E-mail
Mark LaVigne
Vice President, General Counsel & Secretary
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, Missouri 63141

> **Re:** **Energizer SpinCo, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed May 11, 2015**
> **File No. 001-36837**

Dear Mr. LaVigne:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Unaudited Pro Forma Combined Condensed Financial Statements, page 52

1. With respect to adjustments 5, 6, 7, and 8 to your pro forma combined balance sheet, it appears that you have not finalized the transactions and amounts. For example, we note the second to last sentence of adjustment 8. Please show us the journal entries you expect to make for each of these adjustments and include amounts in your response to the extent you know them. If an amount is unknown, explain how you will determine the amount and when.

You may contact Li Xaio at (202) 551-4391 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: Steve Cohen, Esq., Wachtell, Lipton, Rosen & Katz

Benjamin Angelette, Assistant General Counsel, Energizer Holdings, Inc.